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                                                              Exhibit (a)(1)(JJ)

For immediate release
December 1, 2000

Contact:

pcOrder.com, Inc.                     Trilogy Software, Inc.

Tiffany O'Brien                       Krista Rollins
512.684.1171                          512.425.3128
tiffany.obrien@pcorder.com            krista.rollins@trilogy.com
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                  TRILOGY SOFTWARE, INC. AND PCORDER.COM INC.
                  REMOVE LATEST CLASS ACTION TO FEDERAL COURT
         AND ASK FEDERAL COURT TO DISSOLVE TEMPORARY RESTRAINING ORDER

AUSTIN, TEXAS, December 1, 2000 - Trilogy Software, Inc. and pcOrder.com, Inc. (NASDAQ:PCOR) today jointly announced that Trilogy, pcOrder and the individual members of the pcOrder Board of Directors have removed to the Austin Division of the United States District Court for the Western District of Texas the purported class action lawsuit filed against them on November 28, 2000, by Marilyn Stahl in the District Court of Travis County, Texas.

As announced yesterday, in connection with Ms. Stahl's lawsuit, the District Court of Travis County, Texas issued a temporary restraining order that prohibits until December 12, 2000 the defendants from proceeding with Trilogy's cash tender offer to acquire all of pcOrder's outstanding Class A common stock at a price of $6.375 per share. The order was issued on an ex parte basis and the defendants in the action were not notified that an application had been made to the court for a temporary restraining order and the defendants were not provided with an opportunity to contest the application. The defendants have filed a motion today with the federal court seeking to dissolve the temporary restraining order.

Including the lawsuit filed by Ms. Stahl, three purported class action lawsuits have been filed in the District Court of Travis County, Texas with respect to the tender offer. The defendants have previously removed one of the other lawsuits from the Texas state court to the federal court. In that lawsuit, which was filed by James F. Martens, the defendants filed a motion on November 22, 2000 with the federal court seeking dismissal with prejudice of the Martens lawsuit on the grounds that the plaintiff's claims are preempted by the Securities Litigation Uniform Standards Act of 1998. On November 30, 2000, Mr. Martens attempted without leave of court to dismiss the lawsuit without prejudice. The defendants, in objecting to this attempted dismissal, have informed the federal court today that they believe that, under the applicable rules of procedure, the plaintiff's attempt to voluntarily dismiss the lawsuit without prejudice is improper and an effort to circumvent the court's ability to consider the interests of the class that Mr. Martens purports to represent.

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